Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

January 25, 2006                                                                                                                                                                                                                                                    TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

Avino Silver & Gold Mines Ltd. (the “Company”) has arranged a non-brokered private placement of up to 5,000,000 units at a price of $2.00 per unit, each unit consisting of one common share and one half non-transferable share purchase warrant. Each whole warrant will entitle the investor to purchase one additional share at an exercise price of $2.50 for two years from the date of closing.

The Company will pay finder fees in connection with this financing in accordance with TSX Venture Exchange policy.

The net proceeds of the offering will be used for general working capital requirements.

The above transactions will be subject to regulatory approval.

On Behalf of the Board

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.